FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with Nº 042

Santiago (Chile), September 2, 2010

MR. SUPERINTENDENT OF SECURITIES AND INSURANCE:

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (the “Company”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby inform to you the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

On the date hereof, the Company has proceeded to the placement of bonds in the Chilean market, bonds which are unmaterialized and to the bearer.  The most relevant conditions of the bonds are the following:

1.  Bonds of the Series “J”, issued on account of the line of bonds approved by the Board of Directors of the Company on August 16, 2010 and registered in the Securities Registry of the Superintendency of Securities and Insurance under Nº 588.

Such placement has been effected for a total amount of 5,000,000 Unidades de Fomento (U.F.)1, with a term of ten years. The interests will accrue from September 1, 2010 and will be paid on a semi-annual basis, on March 1st and September 1st each year, beginning on March 1st, 2011. The principal will be paid in one installment on September 1st, 2020.

The issuance obtained a placement rate of 3.18%.

The Bonds of the Series “J” will accrue over the outstanding principal, expressed in UF, a yearly coupon interest of 3.25%, compound, due, calculated over the basis of equal semesters of 180 days, equivalent to a semi-annual interest rate of 1.6120%.

2.  The above series of bonds have a Chilean rating classification of AA.

The placement agents were BBVA Corredores de Bolsa Limitada and Corpbanca Corredores de Bolsa S.A., companies with which Arauco has no property relationship.

3.  Other relevant conditions of the abovementioned bonds are the following:

i)  The Bonds of the series “J” may be redeemed starting on September 1, 2013.

ii)  The Bonds will have no guaranty.

iii)  The proceeds obtained from the aforementioned placements, will be destined to the refinancing of short and long term liabilities of the Company.

It is deemed that the placement of the above referred bond will not have significant effects over the income statements of the Company.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. -  Bolsa de Comercio de Santiago
       -  Bolsa Electrónica de Chile, Bolsa de Valores
       -  Bolsa de Corredores, Bolsa de Valores Valparaíso
       -  Representative of the Bondholders (Banco Santander Chile)

1 The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas).  At September 2, 2010, one UF equaled approximately to U.S.$42.81 and Ch$ 21,326.11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   September 8, 2010                                                              By:          /s/ Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer